


SECURITIES AND EXCHANGE COMMISSION

02007922

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SEC FILE NUMBER
8- 47758



RECEIVED
AUG 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BISYS BD Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1855 Gateway Blvd. Suite 500
(No. and Street)

Concord (City) CA (State) 94520 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Dooley 925-602-9300 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name)*

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jeff Groh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISYS BD Services, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Signature

Senior Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2002
165
SECTION

BISYS BD Services, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statement and Supplementary Information Pursuant to Rule 17a-5 Under The Securities Exchange Act of 1934 and Report on Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5
For the Year Ended June 30, 2002
(filed as non-confidential information)



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors of
BISYS BD Services, Inc.

In our opinion, the accompanying statement of financial condition that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of BISYS BD Services, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

August 19, 2002

BISYS BD Services, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
As of June 30, 2002

Assets	
Cash	$ 1,822,084
Cash segregated under regulation	501,381
Receivable from mutual fund customers	878,921
Prepaid expenses and other assets	36,476
Receivable from affiliate	12,598,422
Total assets	$ 15,837,284
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 199,627
Payable to customers	22,491
Total liabilities	222,118
Stockholder's equity	
Common stock, par value $1.00	
Authorized - 1,000	
Issued and outstanding - 10 shares	10
Additional paid-in capital	6,744,861
Retained earnings	8,870,295
Total stockholder's equity	15,615,166
Total liabilities and stockholder's equity	$ 15,837,284

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

The Company
BISYS BD Services, Inc. (the "Company") is a wholly owned subsidiary of BISYS Plan Services (a wholly-owned subsidiary of The BISYS Group, Inc.) ("BISYS").

The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides mutual fund brokerage services for 401K retirement plan administrators and financial institutions.

Investments
Investments include 3,300 shares NASD stock. The carrying values of the Company's investments approximate their fair values at June 30, 2002.

Cash Segregated Under Regulation
A special reserve account of $501,381 represents cash segregated under federal regulations and is deposited in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Related-Party Transactions

The Company has a $12,598,422 receivable from affiliate as of June 30, 2002.

During the year ended June 30, 2002, affiliates of the Company provided various services to the Company, such as office facilities, equipment, personnel and other administrative services. BISYS did not charge the Company an administrative service fee for these services.

The Company received $2,000,000 in fees for services provided to BISYS Plan Services for the year ended June 30, 2002.

3. Risks

As a securities broker-dealer, the Company is engaged in buying and selling securities, primarily for 401K plan administrators and other financial institutions. The Company's transactions are executed with and on behalf of these financial institutions. All mutual fund and other investment transactions are executed on a self-clearing basis.

The Company is obligated to assume any exposure related to nonperformance by its customers. In the event the customer fails to satisfy its obligations, the Company may be required to

purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company seeks to control the risk associated with nonperformance by reviewing information it receives from its clearing broker and mutual fund companies daily, as well as obtaining prompt payment for those securities which it clears itself.

4. Net Capital Requirements

As a member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the NASD, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of June 30, 2002 was $250,000. At June 30, 2002, the Company had net capital of $2,121,347, which was $1,871,347 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness at June 30, 2002 was .10 to 1.



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control
Pursuant to SEC Rule 17a-5

To the Board of Directors of
BISYS BD Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BISYS BD Services, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended June 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 19, 2002